08030992

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-66352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THE REID GROUP LLC**

OFFICIAL USE ONLY

FIRM ID. NO.130448

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 AVENUE OF THE AMERICAS, 35TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. DONOVAN L. REID — (212) 554-4030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARLOW & CO., C.P.A.s
(Name - if individual, state *last, first, middle name*)

7 PENN PLAZA, SUITE 804	NEW YORK	NY	10001
(Address)	(City)	(state)	(Zip Code)

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I DONOVAN L. REID swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of THE REID GROUP LLC as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

GLORIA FRANCAVILLA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FR5033646
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES 9/26/10

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To The Management Committee of
The Reid Group LLC

We have audited the accompanying statements of financial condition of The Reid Group LLC as of December 31, 2007 and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Reid Group LLC as of December 31, 2006 were audited by other auditors whose reported dated January 12, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Reid Group LLC. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 14, 2008

THE REID GROUP LLC

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 7,861	$ 28,309
Other current assets	1	-
Total assets	$ 7,862	$ 28,309

LIABILITIES AND MEMBERS' EQUITY

	2007	2006
Liabilities		
Accounts payable and accrued expenses	$ -	$ 2,500
Members' Equity		
Contributed capital - authorized 1,000,000 units, issued and outstanding 10,000 units	47,339	47,339
Accumulated deficit	(39,477)	(21,530)
Total member's equity	7,862	25,809
Total liabilities and members' equity	$ 7,862	$ 28,309

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues		
Investment banking fees	$ 150,000	$ 210,000
Other income	35,000	-
Total revenue	185,000	210,000
Operating expenses :		
General and administrative	202,947	200,864
Net income (loss)	$ (17,947)	$ 9,136

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balance at January 1, 2006	$ 47,339	$ (30,666)	$ 16,673
Net income	-	9,136	9,136
Balance at December 31, 2006	47,339	(21,530)	25,809
Net loss	-	(17,947)	(17,947)
Balance at December 31, 2007	$ 47,339	$ (39,477)	$ 7,862

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ (17,947)	$ 9,136
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in:		
Accounts receivable	-	15,000
Other current assets	(1)	2,338
Accounts payable and accrued expenses	(2,500)	-
Net cash provided by (used in) operating activities	(20,448)	26,474
Net increase (decrease) in cash and cash equivalents	(20,448)	26,474
Cash and cash equivalents at beginning of year	$ 28,309	1,835
Cash and cash equivalents at end of year	$ 7,861	$ 28,309

The accompanying notes are an integral part of the financial statements.

THE REID GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 - DESCRIPTION OF THE COMPANY

The Reid Group LLC (the "Company") is an independent boutique investment-banking firm headquartered in New York. The Company is a limited liability company formed on December 30, 1998 under the laws of the State of Delaware. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"), effective on September 14, 2004.

The Company offers its middle market institutional clients corporate finance services, including debt and equity private placements, and advisory services, including advice on mergers and acquisitions, corporate restructuring, and strategic matters. The firm has no research, trading, lending, or related activities and, instead, is dedicated to providing high-quality, conflict free, client focused advice.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

B) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) Revenue recognition

Revenue includes fees for the Company's retention, its role as arranger and agent in private placements, and for advisory services. Retention fees are typically non-reimbursable and recorded when earned upon the execution of client engagement letters. Arrangement and private placement agency fees are earned through the Company's arrangement of credit facilities and private placements of debt and equity securities, respectively. Advisory fees are earned by the Company in its role as financial advisor in mergers and acquisitions and similar transactions. Arrangement and private placement agency fees are recorded at the time the credit facilities and private placement of debt and equity transactions are completed, respectively. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Un-reimbursed expenses associated with private placement and advisory transactions are recorded as non-compensation expenses.

THE REID GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 3 - MEMBERS' EQUITY AND LIMITED LIABILITY COMPANY AGREEMENT

The Limited Liability Company Agreement ("the Agreement"), as amended, dated March 20, 2004, sets forth the respective rights and obligations of Members of the Company and provide for terms of its management and conduct of its affairs. The Company has two Managing Members of which the current Chief Executive Officer is the sole equity member and owner. The Company's Management Committee is responsible for managing the affairs of the Company.

NOTE 4 - REGULATORY AUTHORITIES

The Firm is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Firm to maintain net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The Firm's regulatory net capital at December 31, 2007 and 2006 was $7,861 and $25,809, respectively, which exceeded the minimum net capital requirement by $2,861 and $20,809, respectively.

NOTE 5 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members whose tax impact depends on their respective tax situations. Accordingly, the financial statements do not reflect a provision for federal, state, and local income taxes.

SUPPLEMENTARY INFORMATION

THE REID GROUP LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2007 AND 2006

	2007	2006
Net Capital		
Total members' equity	$ 7,862	$ 25,809
Deductions and/or charges:		
Non-allowable assets and other charges:		
Other assets	1	-
Net capital before haircuts on securities	7,861	25,809
Haircuts on Securities (computed, where applicable, rule 15c3-1(f))		
Securities	-	-
Money Market Fund	-	-
Net Capital per rule 15c3-1	$ 7,861	$ 25,809
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ -	$ 2,500
Total aggregate indebtedness	$ -	$ 2,500
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 2,861	$ 20,809
Ratio of an aggregate indebtedness to net capital	-	0.10

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

REPORT ON INTERNAL CONTROL STRUCTURE

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To The Management Committee of
The Reid Group LLC
New York, New York

In planning and performing our audit of the financial statements of The Reid Group LLC for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Tarlow & Co., C.P.A.'s

New York, New York
February 14, 2008

END